UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Pareteum Corporation

Full name of registrant:

Former name if applicable:

1185 Avenue of the Americas, 37th Floor

Address of principal executive office (Street and number):

New York, New York 10036

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Pareteum Corporation (the “Company”) has determined to restate its financial statements for the year ended December 31, 2018 and the quarterly reports for the quarters ended March 31, 2019 and June 30, 2019 (the “Non-Reliance Periods”). As a result of the Company’s efforts to prepare restated financial statements for the Non-Reliance Periods, the Company has encountered a delay in the assembly and the review of the financial information for the period ended September 30, 2019. The timely filing of the Form 10-Q for this period has become impracticable without undue hardship and expense to the Company. The Company does not expect to file the Form 10-Q on or before the fifth calendar day following the prescribed due date and undertakes the responsibility to file such Form 10-Q as soon as reasonably practical.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Laura Thomas	(212)	984-1096
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the subject report due to its acquisitions of Artilium plc in October 2018 and iPass Inc. in February 2019 and due to its previously announced determination to restate its issued consolidated financial statements as of and for the full year ended December 31, 2018, and interim periods ended March 31, 2019 and June 30, 2019. The Company at this time cannot estimate the amount of the change as it has not fully completed its review.

PARETEUM CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2019	By	/s/ Alexander Korff
Alexander Korff
Corporate Secretary